SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Dynasil Corporation of America

(Name of Issuer)

Common Stock, $0.0005 par value

(Title of Class of Securities)

268102100

(CUSIP Number)

Gerald Entine

Gerald Entine 1988 Family Trust

100 Belvidere Street, Unit 10B

Boston, Massachusetts 02199

617-529-4786

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

Lance A. Kawesch, Esq.

Kawesch Law Group, LLC

250 Hammond Pond Parkway

Suite 511 North

Chestnut Hill, Massachusetts 02467

617-778-6869

March 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerald Entine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	2,846,325 (1)
	8	SHARED VOTING POWER	2,846,325 (1)
	9	SOLE DISPOSITIVE POWER	2,846,325 (1)
	10	SHARED DISPOSITIVE POWER	2,846,325 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.33% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 2,846,325 shares of Common Stock.

(2)	All percentage calculations set forth herein assume that there are 16,421,983 shares of Common Stock outstanding, based on information provided by Dynasil Corporation of America.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0005 per share (the “Common Stock”), of Dynasil Corporation of America, a Delaware corporation (“Dynasil”).

The address of the principal executive offices of Dynasil is 313 Washington Street, Suite 403, Newton, Massachusetts 02458.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Gerald Entine and the Gerald Entine 1988 Family Trust (the “Trust”). Dr. Entine and the Trust are collectively a “Reporting Person”.

(b)	The principal business address of each Reporting Person is 100 Belvidere Street; Unit 10B, Boston, Massachusetts 02199.

(c)	Dynasil designs, makes, and sells optics, precision instruments, and biomedical technology products, and provides contract research services.

In July 2008, Dynasil acquired Radiation Monitoring Devices, Inc. (“RMD”). Dr. Entine was the principal shareholder of RMD.

(d)	No Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Entine is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person donated an aggregate of 588,000 shares of Dynasil common stock to educational institutions in the Boston area. Following these donations, Dr. Entine’s family trust continues to hold 2,846,325 shares of Dynasil common stock, or approximately 17.33% of Dynasil’s shares outstanding.

Item 4.	Purpose of Transaction.

On March 20, 2015, the Reporting Person donated an aggregate of 588,000 shares of Dynasil common stock to educational institutions in the Boston area. Following these donations, Dr. Entine’s family trust continues to hold 2,846,325 shares of Dynasil common stock, or approximately 17.33% of Dynasil’s shares outstanding.

On February 27, 2012, the Reporting Person and certain trusts of which the beneficiaries were his family members for whom he acted, exercised a put right to require the repurchase of a total of 928,773 shares of Dynasil common stock held by the Reporting Person and his family members for an aggregate purchase price of $1,857,546. This put right originated from Dynasil's acquisition of RMD in July 2008 and is set forth in the Asset Purchase Agreement dated July 1, 2008 by and among Dynasil, RMD Instruments Corp., RMD Instruments, LLC and Gerald Entine 1988 Family Trust and the other parties named therein. According to the terms of the put right, to the extent that Dynasil did not pay cash for these shares, Dynasil had issue to the Reporting Person a promissory note in payment of the remaining purchase price not paid in cash.

Dynasil determined to pay the entire aggregate purchase price by issuing to the Reporting Person and his family members three separate promissory notes in the aggregate principal amount of $1,857,546 in accordance with put right. The closing of the transaction occurred on June 7, 2012 and was reported by Dynasil on Form 8-K on June 8, 2012.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this report, the Reporting Person owns an aggregate of 2,846,325 shares of Common Stock.

These 2,846,325 shares of Common Stock represent 17.33% of the Common Stock issued and outstanding, based on 16,421,983 shares of Common Stock outstanding, based on information provided by Dynasil.

(b)	Dr. Entine has sole power to vote the shares of Common Stock.

(c)	During the 60 days immediately preceding the date of this report, all transactions involving the Reporting Person in a manner affecting the securities of Dynasil have been described in Items 3 and 4 above.

(d)	Other than the Reporting Person, no other person is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All contracts, arrangements, understandings and relationships relating to the Reporting Person with respect to the securities of Dynasil are described above in this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2015

By:	/s/ Gerald Entine
Gerald Entine

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